Exhibit 99.1

No. 07/09

IAMGOLD ANNOUNCES
YEAR END GOLD RESERVES INCREASE 20% TO 9.6 MILLION OUNCES
AND NIOBIUM RESERVES INCREASE BY 36%

Toronto, Ontario, February 23, 2009 – IAMGOLD Corporation announces its 2008 year end Mineral reserve and resource statement.

Joseph Conway, President & CEO stated, “We are very pleased to announce that 2008 was an excellent year for IAMGOLD in terms of reserve renewal at all of our continuing operations.”

IAMGOLD’s total proven and probable reserves increased by 20% or 1.6 million ounces to 9.6 million ounces as at year end 2008, compared with a year earlier.  Including depletion of 1.1 million ounces attributed to 2008 gold production, reserves increased by 2.7 million ounces.  The main contributors to the increase are the Rosebel Mine and the Quimsacocha project, although reserve replacement was achieved at all continuing IAMGOLD operations.  Upon the closing of the acquisition of Orezone Resources Inc. (“Orezone”), scheduled for February 25, 2009, an additional 3.1 million ounces using a $600 per ounce gold price (or 3.4 million ounces using a $700 per ounce gold price) related to the Essakane project in Burkina Faso will be added to IAMGOLD’s proven and probable reserves.

At the Rosebel Mine in Suriname, in-fill and exploration drilling successfully increased proven and probable reserves 9% above replacement, contributing 639,000 new ounces to reserves.  The positive preliminary feasibility study at Quimsacocha released in July 2008 increased reserves by 1.7 million ounces, and with the new mining law in Ecuador officially in effect as of January 29, 2009, the Company anticipates work on the ground to recommence in the near future.

Niobium proven and probable reserves as at December 31, 2008 increased by 36% to 137,800 tonnes of contained Nb2O5.  This represents an 18 year mine life at current production rates and a production expansion plan is being reviewed.  Inferred resources were significantly increased as well, by the addition of 69,000 contained tonnes of Nb2O5, or a 72% increase. The significant increases to reserves and resources relate to the use of an increased long term price assumption for niobium (at levels 30% below the currently realized price) and the planned use of paste backfill technology that will facilitate expanded extraction ratios on the lower levels.

IAMGOLD’s measured and indicated gold resources (including reserves) as at December 31, 2008 of 22.8 million ounces compares to 22.7 million ounces a year earlier.  Decreases at the Quebec operations were expected as these operations are near the end of their mine lives and lack resource replacement.  At the Quimsacocha and Westwood development projects, decreases in measured and indicated resources relate to the application of higher cut-off grades as mining plans were refined.  These decreases were offset by increases at Rosebel and Sadiola as described below.

At Rosebel, measured and indicated resources (including reserves) increased by 1.4 million ounces to 9.7 million attributable ounces, or a 1.7 million ounces increase including depletion replacement.   This increase is driven by the successful infill and exploration drilling, the increase in gold price, and the removal of the impact of the Euro Ressources SA royalty.  Major increases were achieved at the currently producing Royal Hill pit where higher grade material was encountered at depth, and at the Pay Caro pit where infill drilling added ounces to the western extension.  Additional economic mineralization was discovered in lateral extensions and at depth at the Mayo deposit, where pre-stripping has commenced ahead of gold production later this year. At the Rosebel and “J” Zone deposits, resources were added as drilling along strike and at depth demonstrated continuity.  In 2009, an aggressive 90,000 metre drill program is planned to pursue additional priority targets along the favourable geological horizons in the immediate mine area.

At Sadiola, attributable measured and indicated resources increased by 46% from 1.6 million ounces to 2.3 million ounces, mainly due to adjustments related to the stockpiles, a lower cut off grade applied to the deep sulphide mineralization, and the addition of the Tambali South deposit.  Sadiola oxide reserves in the current pit are sufficient to support production through to the end of 2010. An additional 0.3 million attributed ounces in the measured and indicated resource category, not currently classified as reserves, could extend Sadiola’s mine life in a favorable gold market environment.  Studies of the deep sulphides have resulted in the application of a lower cutoff grade of 1.2 g Au/t which increases the deep sulphide measured and indicated resource by 0.4 million attributed ounces.  The deep sulphides have the potential to further extend the mine life and a new study is to be completed in Q4 2009.  Additional drilling of satellite targets such as at Tambali South and Sekokoto SE continues, with the goal of identifying additional resources.

Gold reserves and resources for the 2008 year-end statement were estimated using a $700 per ounce gold price (unless otherwise indicated on the Tables below).  For the 2007 year end reserve and resource statement, a $600 per ounce gold price for reserves and $700 per ounce gold price for resources, the same as for the current year (except for the non-IAMGOLD operated mines).

Joseph Conway added, “For 2009, we have planned aggressive drill programs  for Rosebel, Westwood, Niobec and Sadiola which we expect will continue to build our reserve profile.  The completion of our transaction with Orezone, scheduled for February 25th, increases our reserves by more than 30% related to the Essakane project in Burkina Faso, bringing our reserves to 12.7 million ounces.  All of these positive developments will continue to deliver value for our shareholders.”

ABOUT IAMGOLD

IAMGOLD is a leading mid-tier gold mining company producing approximately one million ounces from 7 mines on 3 continents.  IAMGOLD is focused on growth with a target to reach 1.8 million ounces gold production by 2012.  IAMGOLD is uniquely positioned, with a strong financial base, together with the management and operations expertise to execute on our aggressive growth objectives.  IAMGOLD is focused in West Africa, the Guiana Shield of South America and in Quebec, Canada with a pipeline of development and exploration projects. IAMGOLD continues to assess accretive acquisition opportunities with a strategic fit.  IAMGOLD is listed on the Toronto Stock Exchange (“IMG”), the New York Stock Exchange (“IAG”) and the Botswana Stock Exchange.

Technical Information and Qualified Person/Quality Control Notes
The  mineral  resource  estimates  contained in this news release have been prepared  in  accordance  with  National  Instrument  43-101  Standards  of Disclosure  for  Mineral  Projects  (“NI 43-101”), JORC and/or SAMREC.  The “Qualified  Persons” responsible for the supervision of the preparation and review of all resource estimates for IAMGOLD Corporation are Réjean Sirois, Eng., Manager, Mining Geology and Francis Clouston, Eng. , Manager, Project Evaluation.   Both  are  considered  “Qualified Person” for the purposes of National  Instrument  43-101  with  respect  to  the  mineralization  being reported  on.  The  technical information has been included herein with the consent  and  prior  review  of  the  above  noted  Qualified  Persons. The Qualified persons have verified the data disclosed, and data underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2008 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Elaine Ellingham
SVP, Investor Relations & Communications
Tel: 416 360 4712 Toll-free: 1 888 464 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.

Table 1: Consolidated Mineral Reserves and Resources
As at December 31, 2008

Attributable Contained Ounces of Gold (000)
Total Proven & Probable Reserves	9,599

Total Measured & Indicated Resources (includes Reserves)	22,820
Total Inferred Resources	6,918

Table 2: Mineral Reserves and Resources for Tarkwa and Damang

MINERAL RESERVES AND RESOURCES (1) (2) (3) (4)
GOLD OPERATIONS	Tonnes (000)	Grade (g Au/t)	Ounces of Gold Contained (000)	Attributable Contained Ounces of Gold (000)
Tarkwa, Ghana Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	158,700 126,600 285,300 152,900 146,100 24,400	1.3 1.2 1.2 1.4 1.3 3.1	6,456 4,857 11,313 7,004 6,021 2,411	(18.9%) 1,220 918 2,138 1,324 1,138 456
Damang, Ghana Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	4,614 20,872 25,486 9,103 30,838 11,162	2.6 1.4 1.7 2.3 1.5 3.7	388 966 1,354 681 1,474 1,336	(18.9%) 73 183 256 129 278 252
TOTAL (Tarkwa & Damang) Proven & Probable Reserves Measured & Indicated Resources Inferred Resources	310,786 338,941 35,562	1.3 1.4 3.3	12,667 15,180 3,747	2,394 2,869 708
(1)	Measured and Indicated Resources are inclusive of Proven and Probable Reserves.
(2)	In mining operations, Measured and Indicated Resources that are not Mineral Reserves are considered uneconomic at the price used for reserves estimations.
(3)	Mineral Reserves have been estimated as at June 30, 2008 using a US $650/oz Au and Mineral Resources have been estimated as at June 30, 2008 using a US $800/oz Au.
(4)	Mineral Resources have been estimated in accordance with SAMREC code.

Table 3: Mineral Reserves and Resources of Gold Operations

MINERAL RESERVES AND RESOURCES (1) (2) (3)
December 31, 2008
GOLD OPERATIONS	Tonnes (000)	Grade (g Au/t)	Ounces Contained (000)	Attributable Contained Ounces (000)
Rosebel (4) (8) , Suriname Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	46,188 55,240 101,428 160,671 138,554 6,756	1.1 1.2 1.1 1.1 1.0 1.1	1,649 2,067 3,716 5,736 4,428 227	(95%) 1,566 1,964 3,530 5,449 4,207 216
Mupane (8) , Botswana Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	2,896 311 3,207 6,043 2,915 328	1.9 2.6 2.0 2.0 2.3 2.5	180 26 206 393 213 26	(85-100%) 178 25 203 390 208 25
Sadiola (10) , Mali Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	5,996 8,183 14,179 24,664 65,278 28,430	2.2 2.6 2.4 1.6 2.4 2.3	423 680 1,103 1,234 4,944 2,068	(38%) 161 258 419 469 1,879 786
Doyon Division (5) (8) ,Quebec Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	219 46 265 842 1,975 3,443	10.6 12.0 10.9 6.0 4.6 5.1	75 18 93 163 290 570	(100%) 75 18 93 163 290 570
Yatela (10) , Mali Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	3,352 1,854 5,206 4,421 3,962 745	0.9 5.2 2.4 1.6 4.4 3.5	98 311 409 228 554 84	(40%) 39 125 164 91 222 34
Camp Caiman (6) (9) , French Guiana Probable Reserves Measured Resources Indicated Resources Inferred Resources	12,285 5,371 15,071 3,767	2.8 2.7 2.4 2.1	1,114 467 1,148 249	(100%) 1,114 467 1,148 249
La Arena (7) , Peru Measured Resources Indicated Resources Inferred Resources	26,000 113,700 9,890	0.5 0.4 0.3	443 1,554 90	(100%) 443 1,554 90

Buckreef (12) , Tanzania Measured Resources Indicated Resources Inferred Resources	3,066 12,887 11,827	2.7 1.8 2.4	265 734 919	(75-80%) 212 573 727
Westwood (11) (13) , Quebec Indicated Resources Inferred Resources	313 11,283	6.9 8.7	70 3,154	(100%) 70 3,154
Quimsacocha (15) , Ecuador Probable Reserves Indicated Resources Inferred Resources	8,098 9,935 299	6.5 6.6 6.3	1,682 2,107 61	(100%) 1,682 2,107 61
Kitongo (16) , Tanzania Inferred Resources	4,440	2.0	291	(100%) 291
Grand Duc (14) , Quebec Indicated Resources Inferred Resources	149 213	1.8 1.1	9 7	(100%) 9 7
TOTAL (excl. Tarkwa & Damang) Proven & Probable Reserves Meas. & Indicated Resources Inferred Resources	144,668 595,817 81,421	1.8 1.3 3.0	8,323 24,980 7,746	7,205 19,951 6,210
(1)	Measured and Indicated Resources are inclusive of Proven and Probable Reserves.
(2)	In underground operations, Mineral Resources contain similar dilution and mining recovery as Mineral Reserves.
(3)
In mining operations, Measured and Indicated Resources that are not Mineral Reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.

(4)	Effective November 8, 2006, the Company indirectly owned a 95% interest in the Rosebel Gold Mine.
(5)	Effective November 8, 2006, the Company indirectly owned 100% of the Doyon Division which includes Mineral Reserves and Resources from the Doyon and Mouska Gold Mines.
(6)	Effective November 8, 2006, the Company indirectly owned a 100% interest in the Camp Caiman Project.
(7)
Effective November 8, 2006, the Company indirectly owned 100% of La Arena Peru S.A. (formerly known as IAMGOLD Peru S.A.) which holds the La Arena Project. La Arena resources are confined within a pit shell based on US $550/oz Au and $1.50/lb Cu and have been estimated in accordance with NI 43-101.

(8)
Mineral Reserves have been estimated as at December 31, 2008 using a US $700/oz Au and Mineral Resources have been estimated as at December 31, 2008 using a US $700/oz Au and have been estimated in accordance with NI 43-101.

(9)	Mineral Reserves and Mineral Resources have been estimated as at Aug. 2005 using a US $425/oz Au and have been estimated in accordance with NI 43-101.
(10)
Mineral Reserves have been estimated as at December 31, 2008 using a US $870/oz Au and Mineral Resources have been estimated as at December 31, 2008 using a US $1,000/oz Au and have been estimated in accordance with JORC code.

(11)	Based on a 4 g Au/t cutoff.
(12)	Mineral Resources have been estimated as at July 2008 at a 1.0 g Au/t cutoff and have been estimated in accordance with JORC code and the NI 43-101.
(13)	Mineral Resources have been estimated as at July 2008 using a US $700/oz Au and have been estimated in accordance with NI 43-101.
(14)	Mineral Resources have been estimated at US $700/oz Au and have been estimated in accordance with NI 43-101.
(15)	Mineral Resources have been estimated as at August 2008 using a US $750/oz Au and have been estimated in accordance with NI 43-101.
(16)	Mineral Resources have been estimated in accordance with JORC code.

Table 4: Mineral Reserves and Resources of Non-Gold Operations

MINERAL RESERVES AND RESOURCES Non-Gold Operations
December 31, 2008
NIOBIUM OPERATION	Tonnes (000)	Grade Nb2O5 (%)	Contained tonnes (000) Nb2O5
Niobec (100%) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	11,367 12,133 23,500 11,367 12,133 28,777	0.58 0.59 0.59 0.58 0.59 0.58	66.0 71.8 137.8 66.0 71.8 165.5
COPPER PROJECT	Tonnes (000)	Grade Cu (%)	Contained tons (short) (Cu)

La Arena (100%) Measured Resources Indicated Resources Inferred Resources	26,000 113,700 9,890	0.16 0.39 0.33	45,849 493,413 35,534